Crawford Investment Counsel, Inc.

600 Galleria Parkway NW, Suite 1650

Atlanta, GA 30339

Letter Agreement

May 19, 2014

To:	Unified Series Trust

2960 North Meridian Street, Suite 300

Indianapolis, Indiana 46208

Dear Ladies and Gentlemen:

We have been engaged as the investment adviser to the Crawford Dividend Yield Fund (the “Fund”) pursuant a Management Agreement approved by the Board of Trustees.

Effective on the date that the Fund commences investment operations, we hereby agree to waive our advisory fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s total annual operating expenses, excluding brokerage fees and commissions; borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short); any 12b-1 fees; taxes; any indirect expenses (such as fees and expenses of acquired funds; and extraordinary litigation expenses) at 1.00% of the Fund’s average daily net assets. This Agreement shall continue in place until the earlier to occur of April 30, 2016 or such date as the Fund is liquidated in accordance with the provisions of the Unified Series Trust’s Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 1.00% expense limitation.

Very Truly Yours

CRAWFORD INVESTMENT COUNSEL, INC.

By: /s/ David B. Crawford
Name: David Crawford
Title: President

Acceptance

The foregoing is hereby accepted.

UNIFIED SERIES TRUST

By: /s/ John Swhear
John C. Swhear, President